UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                        Global Telecom & Technology, Inc.
                 (formerly, Mercator Partners Acquisition Corp.)
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    378979108
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                                 (CUSIP Number)


                                J. Carlo Cannell
                              Cannell Capital, LLC
                       P.O. Box 3459, 240 E. Deloney Ave.
                                Jackson, WY  83001
                                 (415) 835-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           Potential persons who are to respond to the collection of
         information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Cusip No.      378979108
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                      J. Carlo Cannell
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC/OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):
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6.  Citizenship or Place of Organization:  USA
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    Number of                      7. Sole Voting Power:              5,311,016*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         5,311,016*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     5,311,016*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):     35.9%*
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14. Type of Reporting Person (See Instructions):   IN
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*    Based on  information  set forth  on the  Form  10-K  of  Global Telecom  &
Technology, Inc. (the "Company"), as filed with the Securities and Exchange Commission (the "SEC") on March 27, 2008, there were 14,775,279 shares of the Company's common stock, par value $0.0001 per share (the "Shares"), issued and outstanding as of March 24, 2008. As of May 8, 2008 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, the "Funds") owned in the aggregate (i) 3,087,016 Shares (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Cannell Capital LLC acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,311,016 Shares, or approximately 35.9% of the Shares deemed issued and outstanding as of the Reporting Date.
     In addition, based on information set forth on the Form 10-Q of the Company, as filed with the SEC on May 14, 2008, there were 14,961,707 Shares issued and outstanding as of May 12, 2008. As of May 14, 2008, the Funds owned in the aggregate (i) 3,097,016 Shares (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006.

Thus, as of May 14, 2008, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,321,016 Shares or approximately 35.6% of the Shares deemed issued and outstanding as of May 14, 2008. As of May 15, 2008, the Funds owned in the aggregate (i) 3,117,016 Shares (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and
(iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. Thus, as of May 15, 2008, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,341,016 Shares or approximately 35.7% of the Shares deemed issued and outstanding as of May 15, 2008.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          All of the funds used in making the purchase of the securities described in Item 5 of this Schedule 13D, as amended, came from the working capital of the Funds. As of May 8, 2008 (the "Reporting Date"), the Funds have invested an aggregate amount of $9,223,200 in the Shares or securities convertible or exercisable into Shares. As of May 14, 2008, the Funds have invested an aggregate amount of $9,229,600 in the Shares or securities convertible or exercisable into Shares. As of May 15, 2008, the Funds have invested an aggregate amount of $9,241,700 in the Shares or securities convertible or exercisable into Shares.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based on information set forth in the Company's 10-K as filed with the Securities and Exchange Commission on March 27, 2008, there were 14,775,279 Shares issued and outstanding as of March 24, 2008. As of the Reporting Date, the Funds owned in the aggregate (i) 3,087,016 Shares, (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and
(iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. The Adviser acts as the investment adviser to Anegada and is the general partner of and investment adviser to Tonga. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

          In addition, based on information set forth in the Company's 10-Q as filed with the SEC on May 14, 2008, there were 14,961,707 Shares issued and outstanding as of May 12, 2008. As of May 14, 2008, the Funds owned in the aggregate (i) 3,097,016 Shares (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006. As of May 15, 2008, the Funds owned in the aggregate (i) 3,117,016 Shares (ii) 1,402,100 Class W warrants, each exercisable to purchase one Share as of October 16, 2006, and (iii) 821,900 Class Z warrants, each exercisable to purchase one Share as of October 16, 2006.

          (a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,311,016 Shares, or approximately 35.9% of the Shares deemed outstanding as of the Reporting Date. In addition, as of May 14, 2008, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,321,016 Shares or approximately 35.6% of the Shares deemed issued and outstanding as of May 14, 2008. As of May 15, 2008, for the purposes of Reg. Section 240.13d-3, Mr. Cannell is deemed to beneficially own 5,341,016 Shares or approximately 35.7% of the Shares deemed issued and outstanding as of May 15, 2008.

          (b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

          (c) The following table details the transactions during the sixty days on or prior to the Reporting Date, or since the most recent filing on
Schedule 13D, and from the Reporting Date through May 15, 2008, in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.


                                   (Purchases)

      Date          Security       Quantity         Price        How Effected
      ----          --------       --------         -----        ------------
   05/08/2008        Shares       1,475,000         $0.45      Private Purchase
   05/14/2008        Shares          10,000         $0.64     Ordinary Brokerage
   05/15/2008        Shares          20,000         $0.61     Ordinary Brokerage


                                     (Sales)

                                      None.


          (d)   Not applicable.

          (e)   Not applicable.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      May 15, 2008


                                      /s/ J. Carlo Cannell
                                      ------------------------------------------
                                      J. Carlo Cannell in  his  capacity as  the
                                      Managing  Member of  Cannell  Capital LLC,
                                      investment adviser to  Anegada Master Fund
                                      Limited  and  the general  partner of  and
                                      investment adviser to Tonga Partners, L.P.


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).